Exhibit 23.8

Consent of Babak Houdeh

I consent to the inclusion in this annual report on Form 40-F of North American Palladium Ltd., which is being filed with the United States Securities and Exchange Commission, of references to my name and references to my involvement in the preparation of “NI 43-101 Technical Report for Lac des Iles Mine, Ontario Incorporating a Preliminary Economic Assessment of Mine Expansion Plan” (effective date of February 18, 2015) included in the 2014 Annual Information Form of North American Palladium Ltd., dated March 31, 2015 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-13766) and Registration Statement on Form F-10 (File No. 333-200762) of the references to my name and the above-mentioned information in the AIF.

Dated this 31st day of March, 2015.

Per:	/s/ Babak Houdeh
Babak Houdeh, P.Eng.
Senior Mineral Processing Engineer
Hatch Ltd.